Exhibit 99.1
13 November 2006
The SCOR group increases its shareholding in the capital of ReMark
SCOR Vie has signed a protocol agreement for the acquisition of ReMark Group B.V. (“ReMark”) shares held by Miklo Beheer B.V. (”Miklo”), for EUR 22.5 million subject to the usual conditions, thereby increasing its shareholding in the capital of ReMark, which has stood at 10.2% since 1994. Following this transaction, SCOR will hold 39.7% of ReMark’s capital and 40.2% of the voting rights.
Established in 1984, ReMark is a major player in the field of direct life & accident insurance sales. ReMark is present in 32 countries thanks to its thirteen offices throughout the world and has a workforce of 139. ReMark’s consolidated income reached EUR 34.3 million at 31 December 2005 (up 8.5% compared to 31 December 2004) and the consolidated net income was up sharply at EUR 5 million.
By increasing its share in the capital of ReMark, SCOR is strengthening its partnership with a major player in the supply of Life reinsurance products. This partnership will also enable ReMark to evolve and to accompany the SCOR group in the development of its Life reinsurance business.
2007 Communications timetable

2006 Annual Turnover	14 February 2007
2007 Renewals (excluding Asia)	28 February 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.